===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               DELPHI CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

-------------------------------------------------------------------------------
                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    247126105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Merrill Lynch & Co., Inc.
                            4 World Financial Center
                                250 Vesey Street
                            New York, New York 10080
                           Telephone: (212) 449 - 1000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 18, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.

                         (Continued on following pages)

                              (Page 1 of 30 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).
===============================================================================

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 2 of 30
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch & Co., Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,490,459 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,490,459 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,490,459 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.27 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares (as defined below) beneficially owned by the other persons described in
     Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 3 of 30
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   1,482,726 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     1,482,726 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,482,726 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.26 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BD, IA, CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 4 of 30
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Financial Markets, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   515 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     515 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         515 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 5 of 30
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch Bank & Trust Co., FSB
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Savings Bank under US Federal law
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   7,053 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     7,053 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,053 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         BK
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 6 of 30
---------------------                                         -----------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Merrill Lynch International
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   165 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     165 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         165 Shares(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00 %(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) As a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 7 of 30
---------------------                                         -----------------


ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, par value $0.01 per share (the "Shares"), of Delphi Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5725 Delphi Drive, Troy, Michigan, 48098.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Merrill Lynch Financial Markets, Inc. ("MLFM"), Merrill Lynch Bank & Trust Co., FSB ("MLTFSB") and Merrill Lynch International ("MLI") (collectively, the "Reporting Persons"). MLPF&S and MLFM are each direct wholly owned subsidiaries of ML&Co. MLI and MLTFSB are indirect wholly owned subsidiaries of ML&Co.

ML&Co. through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, insurance, lending, and related products and services on a global basis. ML&Co, MLPF&S, and MLFM are each corporations organized under the laws of Delaware. MLI is a company incorporated under the laws of England and Wales. MLTFSB is a Federal savings bank organized under U.S. Federal law.

The principal business address of ML&Co., and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of MLPF&S, MLFM, MLTFSB and MLI is c/o ML&Co. at the same address.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co. is set forth in Schedule I-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co. is set forth in Schedule I-B hereto and is incorporated herein by reference. Mr. Virgis W. Colbert, a director of ML&Co., is also a director of the Issuer. According to a Form 4 filed on October 3, 2005, Mr. Colbert owned 79,416 restricted stock units that represent an entitlement to an equivalent number of shares of the Issuer as of October 3, 2005. Mr. Colbert voluntarily recused himself from any deliberations of the board of directors of the Issuer relating to the transaction described in Item
4. On December 11, 2006, Mr. Colbert informed the Issuer that he will retire as a director of the Issuer effective December 31, 2006. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLPF&S is set forth in Schedule II-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLPF&S is set forth in Schedule II-B hereto and is incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLFM is set forth in Schedule III-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLFM is set forth in Schedule III-B hereto and is incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLTFSB is set forth in
Schedule IV-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLTFSB is set forth in Schedule IV-B hereto and is incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLI is set forth in Schedule V-A hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLI is set forth in
Schedule V-B hereto and is incorporated herein by reference.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 8 of 30
---------------------                                         -----------------


During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A or V-B hereto
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as noted in the paragraphs below.

In November 2006, MLPF&S entered into a settlement with NASD concerning MLPF&S's alleged failure to include a legend regarding contingent deferred sales charges on certain written confirmations it provided to its customers relating to certain securities issued by ML&Co. Without admitting or denying the allegations, MLPF&S consented to a censure and agreed to pay a $20,000 fine.

In October 2006, Merrill Lynch entered into a consent agreement with the Virginia Department of Securities pursuant to which, without admitting or denying the allegations, Merrill Lynch agreed to change its policies and procedures to address certain criticisms noted by the Virginia Department of Securities relating to recommendations for Merrill Lynch's clients based in Virginia and paid $75,000 to defray the cost of the investigation.

As part of a settlement relating to managing auctions for auction rate securities, the U.S. Securities and Exchange Commission (the "Commission") accepted the offers of settlement of 15 broker-dealer firms, including MLPF&S, and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

In March 2005, ML&Co. and certain of its affiliates (ML&Co. and its affiliates collectively, "Merrill Lynch") reached agreements with the State of New Jersey and the New York Stock Exchange (the "NYSE") and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts ("FAs") who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators' review. The settlement will result in aggregate payments of $13.5 million. The settlement resulted in aggregate payments of $13.5 million. On November 22, 2006, the agreement in principle with the State of Connecticut was finalized.

In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron's fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch's continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 9 of 30
---------------------                                         -----------------


State Court, alleged that the defendants' research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims.

On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with alleged conflicts of interest affecting research practices. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 28, 2006, a copy of which is attached as Exhibit 7.1 hereto.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares beneficially owned by the Reporting Persons were acquired in ordinary course trading activities by the Reporting Persons. None of the individuals listed on Schedules I-A, I-B, II-A, II-B, III-A III-B, IV-A, IV-B, V-A or V-B has contributed any funds or other consideration towards the purchase of securities of the Issuer.


ITEM 4. PURPOSE OF TRANSACTIONS.

The acquisition of the shares of Common Stock that are currently beneficially owned by the Reporting Persons was for investment purposes or in other ordinary course activities. As described below, MLPF&S has acted as a financial advisor and investor in connection with a proposal for an investment in the Issuer.

On July 31, 2006, Appaloosa Management L.P. ("Appaloosa") and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement (the "Confidentiality Agreement"). The Confidentiality Agreement is attached as
Exhibit 3 to the Schedule 13D/A filed by Appaloosa on August 1, 2006. Pursuant to the terms of the Confidentiality Agreement, the Issuer may furnish to
Appaloosa certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Appaloosa to evaluate a possible negotiated business arrangement involving the Issuer in its reorganization case under chapter 11 of the Bankruptcy Code. Subject to customary exceptions, Appaloosa agreed to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to the Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Appaloosa agreed to engage in discussions and negotiate exclusively with the Issuer and its legal and financial advisors with respect to a possible negotiated business arrangement involving the Issuer. In addition, in accordance with the Confidentiality Agreement, Appaloosa withdrew a letter it had written to the Issuer's board of directors on March 15, 2006 regarding the Issuer's chapter 11 reorganization and agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.

On August 25, 2006, Appaloosa and the Issuer entered into an amendment to the Confidentiality Agreement (the "Amendment"). The Amendment is attached as
Exhibit 6 to the Schedule 13D/A filed by Appaloosa on August 29, 2006. Pursuant to the Amendment, in connection with certain confidential information produced and designated as "confidential" or "highly confidential" by the Debtors (as defined in the Amendment) under various stipulations and protective orders entered into in the Issuer's reorganization case under chapter 11 of the Bankruptcy Code, that has been furnished and may continue to be furnished to certain representatives of Appaloosa (the "Litigation Material"), Appaloosa may use the Litigation Material for a Permitted Purpose (as defined in the Amendment), and the Litigation Material so used will be deemed Evaluation Material (as defined in the Confidentiality Agreement).

On July 31, 2006, Appaloosa engaged UBS Securities LLC ("UBS") as lead financial adviser and lead capital markets provider and engaged MLPF&S as an additional financial adviser, in each case in connection with any

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CUSIP No. 247126105               Schedule 13D                   Page 10 of 30
---------------------                                         -----------------


potential restructuring, acquisition or other transaction involving the Issuer. Pursuant to the engagement letters, UBS and ML&Co. have been given an opportunity to participate in any debt or equity financing transaction involving the Issuer that is sponsored by Appaloosa and not financed by Appaloosa. The engagement letters are attached as Exhibits 4 and 5, respectively, to the Schedule 13D/A filed by Appaloosa on August 1, 2006.


                                 PROPOSAL LETTER

On December 18, 2006, A-D Acquisition Holdings, LLC ("ADAH") (an affiliate of Appaloosa), Dolce Investments, LLC ("Dolce") (an affiliate of Cerberus Capital Management L.P. ("Cerberus")), Harbinger Del-Auto Investment Company, Ltd. ("Del-Auto") (an affiliate of Harbinger Capital Partners Master Fund I, Ltd. ("Harbinger")), MLPF&S and UBS delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $3.4 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "Proposal"). Each of ADAH, Dolce, Del-Auto, MLPF&S and UBS are referred to herein as the "Investors." A copy of the Proposal is attached as Exhibit 99.E of Form 8-K filed by Delphi Corporation on December 18, 2006.

According to the Proposal, the Investors would enter into an Equity Purchase and Commitment Agreement (the "Investment Agreement") providing for the potential equity investment. The Proposal will terminate if, on or before January 22, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Issuer to enter into the Investment Agreement and certain other matters, (y) the Issuer has not entered into the Investment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Investment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Investment Agreement.


                                EQUITY INVESTMENT

Under the terms of the Investment Agreement, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase an aggregate of $1.2 billion of convertible preferred stock and approximately $200 million of common stock in the reorganized Issuer as follows: (i) each Investor would purchase (A) for $35.00 per share, each Investor's proportionate share of 6,300,000 shares of the reorganized Issuer's new common stock (the "Direct Subscription Shares") and (B) for $35.00 per share, each Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "Series B Preferred Stock"); (ii) Dolce would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "Series A-1 Preferred Stock"); and
(iii) ADAH would purchase for $35.00 per share, 8,571,429 shares of the reorganized Issuer's new Series A-2 Senior Convertible Preferred Stock (the "Series A-2 Preferred Stock", and together with the Series A-1 Preferred Stock, the "Series A Preferred Stock"). The number of Direct Subscription Shares and Series B Preferred Stock to be purchased by each Investor is set forth on
Schedule 2 to the Investment Agreement.

Additionally, on the terms and subject to the conditions of the Investment Agreement, the Investors would purchase any unsubscribed shares of the reorganized Issuer's new common stock in connection with an approximately $2.0 billion rights offering that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $35.00 per share.

Altogether, the Investors could invest up to an aggregate of $3.4 billion in the reorganized Issuer. The Investment Agreement is subject to the completion of due diligence to the satisfaction of the Investors in their sole discretion, satisfaction or waiver of numerous other conditions (including the Issuer's achievement of consensual agreements with its U.S. labor unions and General Motors Corporation ("GM") that are acceptable to the Investors in their sole discretion) and the non-exercise by either the Issuer or the Investors of certain termination rights, all of which are more fully described in the Investment Agreement.

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CUSIP No. 247126105               Schedule 13D                   Page 11 of 30
---------------------                                         -----------------


The Investors would be entitled to payment of certain commitment fees and an alternate transaction fee at the times and under the circumstances set forth in the Investment Agreement.


                        PLAN OF REORGANIZATION FRAMEWORK

The Investors, the Issuer and GM also executed on December 18, 2006, a Plan Framework Support Agreement (the "Plan Framework Support Agreement") which contains terms pursuant to which the parties agree to support confirmation and consummation of a plan of reorganization for the Issuer which will be based on the terms contained in the Plan Framework Support Agreement (the "Plan Framework"). A copy of the Plan Framework Support Agreement is attached as
Exhibit 99.A of the Form 8-K filed by Delphi Corporation on December 18, 2006. The Plan Framework provides for, among other things, the distributions to be made to creditors and stockholders, the treatment of GM's claims against the Issuer, the resolution of certain pension funding issues and the corporate governance of the reorganized Issuer. The Plan Framework Support Agreement as well as the economics and structure of the Plan Framework itself are conditioned on reaching consensual agreements with the Issuer's U.S. labor unions and GM. Both the Issuer and the Investors are permitted to terminate the Investment Agreement (which terminates the Plan Framework Support Agreement) if consensual agreements are not reached with the Issuer's U.S. labor unions and GM by January 31, 2007.


                         CORPORATE GOVERNANCE STRUCTURE

The Investment Agreement and the Plan Framework Support Agreement also include certain corporate governance provisions for the reorganized Issuer. Under the terms of the proposed plan, the reorganized Issuer would be governed by a 12 member board of directors, two of whom would be a new Executive Chairman and a new Chief Executive Officer and President. Pursuant to the term sheet for preferred stock attached as an Exhibit to the Investment Agreement (the "Preferred Term Sheet") and Plan Framework Support Agreement, Rodney O'Neal would be the Chief Executive Officer and President of the Issuer.

A five member selection committee, consisting of John D. Opie, the lead independent director of the Issuer's current board of directors, a representative of each of the Issuer's two statutory committees and a representative of each of Appaloosa and Cerberus will select the company's post-emergence Executive Chairman as well as four other directors (one of whom may be from the Issuer's current board of directors). Appaloosa and Cerberus must both concur in the selection of the Executive Chairman, but do not vote on the four other directors. Each of Appaloosa and Cerberus would appoint three board members comprising the remaining six members of the reorganized Issuer's new board of directors. The Reporting Persons do not have any right to appoint any members of the new board of directors. The new board of directors would be required to satisfy all independence requirements imposed by the relevant stock exchange on which the reorganized Issuer's common stock would be traded. Executive compensation for the reorganized Issuer must be on market terms, must be reasonably acceptable to ADAH and Dolce, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization. The holders of the Series A Preferred Stock will have certain approval rights with respect to certain significant corporate transactions such as incurring debt, transferring assets and engaging in mergers or acquisitions, as more fully described in the Preferred Term Sheet. The Reporting Persons will not beneficially own any shares of Series A Preferred Stock.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the Investment Agreement and the Plan Framework Support Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders,

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CUSIP No. 247126105               Schedule 13D                   Page 12 of 30
---------------------                                         -----------------


partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) Set forth in the table below is the number and percentage of shares of Shares beneficially owned by each Reporting Person as of December 18, 2006:

---------------------------------------------------------------------------------------------------------
                              Number of Shares       Number of Shares owned    Aggregate Number of Shares
                          Beneficially Owned with    with Shared Voting and       Beneficially Owned(1)
                              Sole Voting and          Dispositive Power
                             Dispositive Power
---------------------------------------------------------------------------------------------------------
Merrill Lynch & Co., Inc.                       0                 1,490,459                    1,490,459
---------------------------------------------------------------------------------------------------------
Merrill Lynch, Pierce,                  1,482,726                         0                    1,482,726
Fenner & Smith
Incorporated
---------------------------------------------------------------------------------------------------------
Merrill Lynch Financial                       515                         0                          515
Markets, Inc.
---------------------------------------------------------------------------------------------------------
Merrill Lynch Bank &                        7,053                         0                        7,053
Trust Co., FSB
---------------------------------------------------------------------------------------------------------
Merrill Lynch                                 165                         0                          165
International
---------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-5(b)(1), as a result of the proposal and related agreements described in Item 4, the Reporting Persons may be deemed to be the beneficial owners of Shares beneficially owned by the other persons described in Item 4. Based on information provided to the Reporting Persons, Appaloosa Management L.P. and its related entities beneficially own 52,000,000 Shares (9.26% of the outstanding Shares), Harbinger Capital Partners Master Fund I, Ltd. and its related entities beneficially own 26,450,000 Shares (4.71% of the outstanding Shares), and UBS Securities LLC and its related entities beneficially own 4,540,719 Shares (0.81%). The total percentage of the outstanding Shares beneficially owned by the group is 15.04%.

     (c) The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein. Except as disclosed in Item 4 of this
     Schedule 13D, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons have effected any transaction in the Common Stock in the past 60 days, other than (1) brokerage transactions by MLPF&S and its affiliates on behalf of their customers, (2) market making transactions by MLPF&S and its affiliates occurring prior to December 20, 2006 and (3) such transactions as are noted on Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c).

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


The disclosure set forth in Item 4 hereof is incorporated herein by reference.

Concurrent with the delivery of the Proposal, Appaloosa, Harbinger and MLPF&S entered into a limited partnership agreement (the "Limited Partnership Agreement") in connection with the establishment of DEL A-2 L.P. (the "Partnership"), a copy of which is attached as Exhibit 9 to the Schedule 13D/A filed by Delphi Corporation on December 19, 2006. Pursuant to the Limited Partnership Agreement, an entity wholly-owned by AMLP is the

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CUSIP No. 247126105               Schedule 13D                   Page 13 of 30
---------------------                                         -----------------


general partner of the Partnership. MLPF&S and entities affiliated with Appaloosa and Harbinger are limited partners of the Partnership. A commitment letter from Harbinger regarding its affiliate's obligations as a limited partner is attached as Exhibit 10 to the Schedule 13D/A filed by Appaloosa on December 19, 2006. Pursuant to the Limited Partnership Agreement, if Series A-2 Preferred Stock is purchased by ADAH, it would be sold to the Partnership at a purchase price equal to that paid by ADAH and the Limited Partners would make an investment in the Partnership, and be entitled to participate in distributions on account of, and proceeds in respect of, the Series A-2 Preferred Stock.

In addition, concurrent with the delivery of the Proposal, (1) Appaloosa and Cerberus entered into an agreement regarding the allocation of certain potential liabilities in connection with any breach of the Investment Agreement and (2) Appaloosa, Harbinger, UBS and MLPF&S entered into a similar agreement. Copies of such agreements are attached as Exhibits 11 and 12 to the Schedule 13D/A filed by Delphi Corporation on December 19, 2006.


                                     * * *


Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT                                       DESCRIPTION
---------------     ------------------------------------------------------------
      7.1           Joint Filing  Agreement,  dated as of December 28, 2006, by and among Merrill Lynch & Co., Inc., Merrill Lynch, Pierce,
                    Fenner  &  Smith  Incorporated,   Merrill  Lynch  Financial
                    Markets,  Inc.,  Merrill  Lynch Bank & Trust  Co.,  FSB and
                    Merrill Lynch International.

      7.2 Confidential Information, Standstill And Nondisclosure Agreement, dated as of July 31, 2006, by and among Delphi Corporation, Appaloosa Management L.P., and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 3 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.3 Amended Confidential Information, Standstill and Nondisclosure Agreement, dated as of August 25, 2006, by and among Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to
                    Exhibit 6 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on August 29, 2006).

      7.4 Engagement Letter, dated as of July 31, 2006, by and among UBS Securities LLC, Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 4 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.5 Engagement Letter, dated as of July 31, 2006, by and among Merrill Lynch & Co. Appaloosa Management L.P. and Harbinger Capital Partners Master Fund I, Ltd. (incorporated by reference to Exhibit 5 to the Amendment to the Statement on
                    Schedule 13D filed by Appaloosa Management L.P. on August 1, 2006).

      7.6 Proposal Letter (attaching form of Equity Purchase and Commitment Agreement and Equity Commitment Letters) dated December 18, 2006 (incorporated by reference to Exhibit 99.E to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 14 of 30
---------------------                                         -----------------


      7.7 Plan Framework Support Agreement, dated December 18, 2006, among Delphi Corporation, General Motors Corporation, Appaloosa Management L.P., Cerberus Capital Management, L.P., Harbinger Capital Partners Master Fund I, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 99.A to the Current Report on Form 8-K filed by Delphi Corporation on December 18, 2006).

      7.8 Agreement of Limited Partnership of Del A-2 L.P., dated December 18, 2006, among A-D GP Management, LLC, Appaloosa Investment L.P. I, Palomino Fund Ltd., Harbinger Del-Auto Investment Company, Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 9 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

      7.9 Commitment Letter from Harbinger Capital Partners Master Fund I, Ltd. to Harbinger Del-Auto Investments Company, Ltd. and DEL A-2 L.P. (incorporated by reference to Exhibit 10 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

      7.10 Contribution and Reimbursement Agreement, dated December 18, 2006, between Appaloosa Management L.P. and Cerberus Capital Management L.P. (incorporated by reference to
                    Exhibit 11 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19,
                    2006).

      7.11 Contribution and Reimbursement Agreement, dated December 18, 2006, among Appaloosa Management L.P., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and UBS Securities LLC (incorporated by reference to Exhibit 12 to the Amendment to the Statement on Schedule 13D filed by Appaloosa Management L.P. on December 19, 2006).

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CUSIP No. 247126105               Schedule 13D                   Page 15 of 30
---------------------                                         -----------------


SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 28, 2006



MERRILL LYNCH & CO., INC.


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH FINANCIAL MARKETS, INC.


By: /s/ Thomas G. Watson
    -------------------------------
    Name:  Thomas G. Watson
    Title: First Vice President &
           Chief Operating Officer

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 16 of 30
---------------------                                         -----------------


MERRILL LYNCH BANK & TRUST CO., FSB


By: /s/ Jennifer Marre
    -------------------------------
    Name:  Jennifer Marre
    Title: First Vice President


MERRILL LYNCH INTERNATIONAL


By: /s/ Andrew Briski
    -------------------------------
    Name:  Andrew Briski
    Title: Managing Director

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 17 of 30
---------------------                                         -----------------



                                  SCHEDULE I-A


The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. is set forth below. All directors listed below are United States citizens, except for David
K. Newbigging who is a U.K. citizen and Judith Mayhew Jonas who is both a U.K. citizen and New Zealand citizen.


NAME PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED)

Armando M. Codina               President and Chief Executive Officer of
                                Flagler Development Company Codina Group
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Virgis W. Colbert(1)            Corporate Director
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Jill K. Conway                  Visiting Scholar, Massachusetts Institute of
                                Technology
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Alberto Cribiore                Managing Partner, Brera Capital Partners
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

John D. Finnegan                Chairman of the Board of The Chubb Corporation
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Judith Mayhew Jonas             Corporate Director
                                C/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038
----------------------

(1) Mr. Colbert is also a director of the Issuer. According to a Form 4 filed on October 3, 2005, Mr. Colbert owned 79,416 restricted stock units that represent an entitlement to an equivalent number of shares of the Issuer as of October 3, 2005. Mr. Colbert voluntarily recused himself from any deliberations of the board of directors of the Issuer relating to the transaction described in Item 4. On December 11, 2006, Mr. Colbert informed the Issuer that he will retire as a director of the Issuer effective December 31, 2006.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 18 of 30
---------------------                                         -----------------


David K. Newbigging             Chairman of the Board of Talbot Holdings Limited
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Aulana L. Peters                Corporate Director
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Joseph W. Prueher               Corporate Director, Consulting Professor to the
                                Stanford-Harvard Preventive Defensive Project
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Ann N. Reese                    Co-Founder and Co-Executive Director of the
                                Center for Adoption Policy
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

Charles O. Rossotti             Senior Advisor to The Carlyle Group
                                c/o Corporate Secretary's Office
                                222 Broadway, 17th Floor
                                New York, New York 10038

E. Stanley O'Neal               Chairman of the Board, President and Chief
                                Executive Officer
                                4 World Financial Center
                                250 Vesey Street
                                New York, New York 10080

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 19 of 30
---------------------                                         -----------------



                                  SCHEDULE I-B


The name and present principal occupation or employment of each executive officer of ML&Co. is set forth below. The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. All executive officers listed below are United States citizens, except Jeffrey N. Edwards, who is a citizen of both the United States and the United Kingdom.



NAME                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Rosemary T. Berkery                  Executive Vice President; General Counsel

Jeffrey N. Edwards                   Senior Vice President, Chief Financial
                                     Officer

Ahmass L. Fakahany                   Executive Vice President; Chief
                                     Administrative Officer

Gregory J. Fleming                   Executive Vice President; President,
                                     Global Markets and Investment Banking

Dow Kim                              Executive Vice President; President,
                                     Global Markets and Investment Banking

Robert J. McCann                     Executive Vice President; President, Vice
                                     Chairman, Global Private Client

E. Stanley O'Neal                    Chairman of the Board, President and Chief
                                     Executive Officer

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 20 of 30
---------------------                                         -----------------


                                  SCHEDULE II-A


The name and present principal occupation or employment of each director of MLPF&S is set forth below. The principal business address of each director is 4 World Financial Center, New York, NY 10080. All directors listed below are United States citizens.



NAME                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Candace E. Browning                   Senior Vice President

Gregory J. Fleming                    Executive Vice President

Dow Kim                               Executive Vice President

Robert J. McCann                      Chairman of the Board & Chief Executive
                                      Officer

Carlos M. Morales                     Senior Vice President

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 21 of 30
---------------------                                         -----------------


                                  SCHEDULE II-B


The name and present principal occupation or employment of each executive officer of MLPF&S is set forth below. Except as otherwise noted below, the business address for all the executive officers listed below is 4 World
Financial Center, New York, NY 10080. All executive officers listed below are United States citizens.


NAME                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Rosemary T. Berkery                   Executive Vice President

Candace E. Browning                   Senior Vice President

Ahmass L. Fakahany                    Executive Vice President

Gregory J. Fleming                    Executive Vice President

Dow Kim                               Executive Vice President

Robert J. McCann                      Chairman of the Board, Chief Executive
                                      Officer

Carlos M. Morales                     Senior Vice President

Joseph F. Regan                       First Vice President, Chief Financial
                                      Officer
                                      95 Greene Street
                                      Jersey City, NJ 07302-3815

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 22 of 30
---------------------                                         -----------------


                                 SCHEDULE III-A


The name and present principal occupation or employment of each director of MLFM is set forth below. The principal business address of each director is 4 World Financial Center, New York, NY 10080. All directors listed below are United States citizens.



NAME                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Roger Anerella                        Chairman of the Board

Marguerite C. Willenbucher            First Vice President, Chief Legal Officer,
                                      Secretary

James Walker                          Senior Vice President, Chief Financial
                                      Officer

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 23 of 30
---------------------                                         -----------------


                                 SCHEDULE III-B


The name and present principal occupation or employment of each executive officer of MLFM is set forth below. Except as otherwise noted below, the business address for all the executive officers listed below is 4 World
Financial Center, New York, NY 10080. All executive officers listed below are United States citizens.


NAME                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

James Walker                          Senior Vice President, Chief Financial
                                      Officer

Jerry Burke                           Senior Vice President, Equities Financial
                                      Officer

Thomas H. Patrick, Jr.                Senior Vice President, Senior Business
                                      Manager

Jeffery Penney                        Senior Vice President, Senior Business
                                      Manager

Paul Morton                           Senior Vice President

Jonathan Beebe                        Senior Vice President

James Boyle                           Senior Vice President

Allen G. Braithwaite, III             First Vice President, Treasurer

Joseph F. Regan                       First Vice President, Controller

Thomas Watson                         First Vice President, Chief Operating
                                      Officer

Marguerite C. Willenbucher            First Vice President, Chief Legal Officer,
                                      Secretary

Glenn Worman                          First Vice President, Chief Compliance
                                      Officer

Pia Thompson                          Assistant Secretary

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 24 of 30
---------------------                                         -----------------


                                  SCHEDULE IV-A


The name and present principal occupation or employment of each director of MLTFSB is set forth below. The business address for all the directors listed below is 4 World Financial Center, New York, NY 10080. All directors listed below are United States citizens.



NAME                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Conrad L. Druker                     Chartered Public Accountant of The
                                     Mercadien Group
John D Hawke Jr.                     Partner at Arnold and Porter LLP

Terrence P. Laughlin                 Chairman of MLTFSB

Mark S. Leiman                       Chief Operating Officer of Merrill Lynch
                                     Global Bank Group

Lawrence P. Washington               President, Chief Operating Officer of
                                     MLTFSB and Chairman, Chief Executive
                                     Officer of Merrill Lynch Credit Corporation

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 25 of 30
---------------------                                         -----------------


                                  SCHEDULE IV-B


The name and present principal occupation or employment of each executive officer of MLTFSB is set forth below. The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080. All executive officers listed below are United States citizens.


NAME                               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Terrence P. Laughlin               Chairman of MLTFSB

Lawrence P. Washington             President, Chief Operating Officer of
                                   MLTFSB and Chairman, Chief Executive
                                   Officer of Merrill Lynch Credit Corporation

Christian G. Heilmann              Chief Executive Officer of Merrill Lynch
                                   Trust Company

Stuart C. Burnet                   Chief Credit Officer

Matt B. Skurbe                     Chief Financial Officer

Stephen P. Budd                    Chief Investment Officer

Rodney S. Sunada-Wong              Chief Market Risk Officer

Brian E. Brennan                   Chief Mortgage Portfolio Officer

Adeesh Setya                       Treasurer

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 26 of 30
---------------------                                         -----------------


                                  SCHEDULE V-A


The name and present principal occupation or employment of each director of MLI is set forth below. Except as noted below, the principal business address of each director is 2 King Edward Street, London EC1A 1HQ. All directors listed below are citizens of the United Kingdom, except for Mr. Hotsuki, who is a citizen of Japan, Mr. Moriarty, who is a citizen of Ireland and Mr. Orcel, who is a citizen of Italy.



NAME                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Robert Charles Michael Wigley         Senior Vice President, Chairman of Merrill
Director, Chairman                    Lynch Europe, the Middle East and Africa
                                      ("ML EMEA")

Nasser Azam                           Managing Director, Chief Operating Officer
                                      of ML EMEA

Andrew Michael Briski                 Managing Director

Matthew John Hale                     Managing Director, ML EMEA Treasury

Keishi Hotsuki                        Managing Director, Head of Merrill Lynch
                                      Market Risk Management
                                      c/o Merrill Lynch & Co., Inc.
                                      4 World Financial Center
                                      New York, NY 10080

Edmond Nicholas Moriarty, III         Managing Director, Head of Merrill Lynch
                                      Global Credit & Commitments
                                      c/o Merrill Lynch & Co., Inc.
                                      4 World Financial Center
                                      New York, NY 10080

Andrea Orcel                          Senior Vice President, Head of Merrill
                                      Lynch Global Financial Institutions Group and EMEA Origination
                                      Global Markets & Investment Banking

Osman Semerci                         Senior Vice President, Head of Merrill
                                      Lynch Fixed Income, Currencies &
                                      Commodities and EMEA Global Markets
                                      Global Markets & Investment Banking

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 27 of 30
---------------------                                         -----------------


                                  SCHEDULE V-B


MLI has no officers other than its corporate secretary, Merrill Lynch Corporate Services Limited, a corporation organized under the laws of England and Wales with its registered offices at 2 King Edward Street, London EC1A 1HQ.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 28 of 30
---------------------                                         -----------------


                                  SCHEDULE VI

-------------------------------------------------------------------------------
  PURCHASE (P)/ SALE(S)       TRADE DATE              PRICE         QUANTITY
-------------------------------------------------------------------------------
            P                  11/7/2006          $    2.025          30,000
            S                  11/7/2006          $   2.1433          30,000
            P                 11/15/2006          $     2.28           2,853
            S                 11/15/2006          $     2.28           2,853
            P                 12/11/2006          $    3.186         250,950
            S                 12/11/2006          $ 3.379138       1,673,000
            P                 12/12/2006          $   3.0753         832,050
            P                12/18/2006(1)        $     2.65         100,000
            P                12/19/2006(1)        $   2.6548         490,000
-------------------------------------------------------------------------------



------------
(1) These transactions were entered into in order to facilitate transactions for the account of a customer.

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 29 of 30
---------------------                                         -----------------


                                   EXHIBIT 7.1


                             JOINT FILING AGREEMENT


The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the Common Stock, par value $0.01 per share, of Delphi Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.


Dated: December 28, 2006



MERRILL LYNCH & CO., INC.


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED


By: /s/ Cara Londin
    -------------------------------
    Name:  Cara Londin
    Title: Assistant Secretary


MERRILL LYNCH FINANCIAL MARKETS, INC.


By: /s/ Thomas G. Watson
    -------------------------------
    Name:  Thomas G. Watson
    Title: First Vice President &
           Chief Operating Officer

---------------------                                         -----------------
CUSIP No. 247126105               Schedule 13D                   Page 30 of 30
---------------------                                         -----------------


MERRILL LYNCH BANK & TRUST CO., FSB


By: /s/ Jennifer Marre
    -------------------------------
    Name:  Jennifer Marre
    Title: First Vice President


MERRILL LYNCH INTERNATIONAL


By: /s/ Andrew Briski
    -------------------------------
    Name:  Andrew Briski
    Title: Managing Director